UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d - 1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2

(Amendment No. 1)*

NitroMed, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

654798503 (CUSIP Number)

January 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654798503	13G/A	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Invus Public Equities, L.P. 98-0420215
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 4,989,024 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,989,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,989,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.63%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654798503	13G/A	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Invus Public Equities Advisors, L.L.C. 98-0420201
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 4,989,024 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,989,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,989,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.63%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 654798503	13G/A	Page 4 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Ulys, L.L.C. 83-0359139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 4,989,024 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,989,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,989,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.63%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 654798503	13G/A	Page 5 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Raymond Debbane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 4,989,024 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,989,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,989,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.63%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654798503	13G/A	Page 6 of 7

The Schedule 13G, dated September 30, 2005 (the “Original Schedule 13G”), filed by Invus Public Equities, L.P., Invus Public Equities Advisors, L.L.C., Ulys, L.L.C., and Raymond Debbane is hereby amended by this Amendment No. 1, dated January 30, 2006 to reflect changes in the information previously filed relating to shares of common stock, $0.01 par value (the “Common Stock”), of NitroMed, Inc., (“NitroMed”), which has its principal executive offices at 125 Spring Street, Lexington, Massachusetts 02421. Except as set forth herein, the Original Schedule 13G is unmodified.

Item 4. Ownership.

(a) Amount beneficially owned: 4,989,024 common shares

(b) Percent of class:

      13.63%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote: 4,989,024 common shares

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of: 4,989,024 common shares

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	Invus Public Equities Advisors, L.L.C.
As General Partner

By:	/s/ Raymond Debbane
Raymond Debbane, President

INVUS PUBLIC EQUITIES ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane
Raymond Debbane